UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at November 8, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

by: /s/J.R.H.Whittington
President and CEO

Date: November 8, 2007

Print the name and title of the signing officer under his signature.

Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES FAVOURABLE LEGAL RULING IN MEXICO
COURT DISMISSES WILTZ CIVIL CASE

November 8, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTC:BB: FRLLF) is pleased to announce that the Federal court in Hermosillo, Sonora, Mexico, has dismissed the civil case initiated by Wiltz Investments S.A. ("Wiltz") in January 2004. The ruling is conclusive and clearly states that Farallon's position has been upheld entirely.

As reported in Farallon's Annual and Quarterly Financial Statements and the associated Management's Discussion and Analysis ("MDA"),on January 22, 2004, in a writ filed in the Second District Court for the Fifth Circuit in Hermosillo, Sonora, Mexico, Wiltz Investment S.A. ("Wiltz"), alleged that it was owed 750,000 common shares of Farallon related to Farallon's purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and was, consequently, demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995 whereby Farallon purchased the Campo Morado property.

The Company received legal notification of this writ on November 24, 2004 and, subsequently, filed a response with the Second District Court for the Fifth Circuit in Hermosillo, Sonora, to have these proceedings dismissed. On November 6th, 2007, the Company was advised by its legal representative in Mexico that the Second District Court of Hermosillo issued a ruling declaring that Wiltz had not proven its allegations and that there was no justification to rescind the Agreement, thereby dismissing the case.

Dick Whittington said: "We are pleased to see that the courts have found that there is no merit to the case filed by Wiltz and that the Company's ownership position to the Campo Morado property is upheld. Farallon will continue to fulfil all its legal obligations under the agreement and looks forward to the ongoing development of the G-9 property."

Farallon is advancing the exploration and development of the G-9 deposit. The Company's 2007 parallel track program has been successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008. The Company's cash position is Cdn$34.9 million held in interest earning current accounts with Scotiabank.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F www.sec.gov